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SEC FILE NUMBER
000-27012

CUSIP NUMBER
45766J107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
INSIGNIA SOLUTIONS plc

Full Name of Registrant

Former Name if Applicable
51 East Campbell Avenue, Suite 130

Address of Principal Executive Office (Street and Number)
Campbell, CA 95008

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Insignia Solutions plc (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “Form 10-Q”) by the prescribed due date because the Registrant has not yet completed the preparation and review of its consolidated financial statements and the related footnote disclosures for the fiscal quarter ended March 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John Davis	(408)	874-2613
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Registrant has not filed its Annual Report on Form 10-K for the year ended December 31, 2005.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please see Attachment A.

INSIGNIA SOLUTIONS plc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2006	By	/s/ John Davis

John Davis Chief Financial Officer

Attachment A
     The Registrant’s statement of operations for the quarter ended March 31, 2006 is anticipated to change significantly from the quarter ended March 31, 2005. The Registrant anticipates:
•	total net revenue for the Registrant’s first quarter of 2006 to be between $900,000 and $1,200,000 as compared to approximately $462,000 for the Registrant’s first quarter of 2005;

•	total operating expenses for the Registrant’s first quarter of 2006 to be between $2.2 million and $2.5 million as compared to approximately $2.3 million for the Registrant’s first quarter of 2005;

•	operating loss for the Registrant’s first quarter of 2006 to be between $1.8 million and $2.1 million as compared to approximately $1.8 million for the Registrant’s first quarter of 2005; and

•	net loss for the Registrant’s first quarter of 2006 to be between $2.0 million and $2.3 million as compared to approximately $1.9 million for the Registrant’s first quarter of 2005.
     The Registrant’s results of operations for the quarter ended March 31, 2006 include the results of Mi4e Device Management AB (“Mi4e”), which the Registrant acquired on March 16, 2005. In the first quarter of 2005, the Registrant’s results of operations included the results of Mi4e only for the period from March 16, 2005 through March 31, 2005.